August 5, 2011

Katherine Wray

Attorney Advisor

Stephani Bouvet

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

 Charlotte Capital Corp.

Registration Statement on Form S-1

Filed July 5, 2011

File No. 333-175344

Dear Ms Wray:

Please find below the responses of Charlotte Capital Corp. to your comment letter of August 1, 2011.

General

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Update related disclosure throughout the filing as appropriate.

June 30, 2011 financial disclosures and statements added.

Prospectus Cover Page

2. Please state clearly in the opening paragraph that this registration statement constitutes the initial public offering of Charlotte Capital Corp.

Disclosure added to state clearly in the opening paragraph that this registration statement constitutes the initial public offering of Charlotte Capital Corp.

3. You state here and on page 15 that the shares are intended to be sold directly through the efforts of Nicole Anderson, your sole officer and director, and that you have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, this disclosure does not appear consistent with the sales agent agreement filed as Exhibit 99b to your registration, whereby Underhill Securities has agreed to act as a non-exclusive selling agent for your registered securities upon effectiveness of the registration statement. Please revise your filing, where appropriate, to reflect that you have entered into the sales agent agreement with Underhill. We note further that disclosure at the bottom of the prospectus cover page states that Underhill “may act as a best efforts selling agent for the securities” offered under your registration statement. Please revise this statement to reflect, if accurate and as indicated by the selling agent agreement, that Underhill “will act” as a best efforts selling agent for the offering.

Revised to appropriately reflect that Underhill will act as a best efforts selling agent for the offering.

4. Further to the above comment, it appears that Underhill may be an underwriter of this offering under Section 2(a)(11) of the Securities Act of 1933. Accordingly, please revise your filing to name Underhill as an underwriter on a best-efforts basis on the cover page and in your Plan of Distribution section. See Items 501(b)(8) and 508 of Regulation S-K. Alternatively, tell us the basis for your conclusion that Underhill is not a statutory underwriter with respect to the offering.

Revised to disclose Underhill as an underwriter.

5. You indicate that “Ms. Anderson’ [sic] sale is subject to the requirements of Rule 419 and the proceeds from the resale of his [sic] shares will be deposited in the escrow account.” However, it does not appear that Ms. Anderson is required to deposit the proceeds according to the terms of the escrow agreement. Your escrow agreement refers to shares sold by Joshua Sisk. Please revise accordingly.

Revised to disclose that Ms. Anderson is required to deposit the proceeds into escrow.

6. Please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted. Your escrow agreement states that Ms. Anderson will be able to sell her shares only after you have sold the minimum number of shares in this offering (250,000). However, on page 14, you state that Ms. Anderson must sell all of the shares of the new issue offering on behalf of the company (1,000,000) prior to the sale of any shares held by her (8,000,000). Reconcile these seemingly inconsistent statements and revise, as applicable, throughout.

Revised to consistently disclose that Ms. Anderson will only sell her shares after the minimum offering is reached and only in the event that there remain insufficient shares in the primary offering to fill the investors desire to purchase.

7. Further to the above comment, clarify whether Underhill will be a selling agent with respect to the shares held by Ms. Anderson in addition to the shares being offered by the company. In this regard, we note that the sales agent agreement does not appear to address this issue directly and that Ms. Anderson is not a party to the agreement in her individual capacity as a selling shareholder. Revise your disclosure as appropriate, including in the Plan of Distribution section, to reflect Underhill’s participation, if any, in the resale offering. If it is participating in the resale offering, indicate whether Underhill has agreed to sell all 1,000,000 shares offered by the company before offering any of the 8,000,000 shares held by Ms. Anderson, and describe and file any such agreement.

Underhill will be participating in the resale offering and the disclosure has been revised to reflect this and also that Underhill has agreed to sell the minimum shares offered by the company before offering any of the 8,000,000 shares held by Ms. Anderson.   The amendment sales agent agreement is filed herewith.

8. We note that all subscription funds will be held in escrow in a non-interest bearing trust account at Wells Fargo Bank with Underhill serving as the escrow agent, and that Wells Fargo is not a party to the escrow agreement filed as Exhibit 99a. Please tell us how you concluded that the escrow arrangement complies with the requirements of Rule 419(b)(1). In your response, please specify the paragraph of the rule upon which you are relying and explain in detail how you believe the contemplated arrangement satisfies the requirements set forth therein.

Rule 419 states in pertinent part:

(b) Deposit of securities and proceeds in escrow or trust account—(1) General. (i) Except as otherwise provided in this section or prohibited by other applicable law, all securities issued in connection with an offering by a blank check company and the gross proceeds from the offering shall be deposited promptly into:

(A) An escrow account maintained by an “insured depository institution,” as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act (12 U.S.C. 1813(C)(2)); or

(B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 (as calculated pursuant to Exchange Act Rule 15c3–1 (17 CFR 240.15c3–1), in which the broker or dealer acts as trustee for persons having the beneficial interests in the account.

In this case, Underhill is a broker registered under the Exchange Act with a net capital of $25,000 and Underhill is depositing into a separate Wells Fargo Account in which they are acting as Trustee for the investors.

9. Throughout the prospectus, you make various references to when the offering is completed, when the offering may terminate, and when escrow will terminate. Revise throughout to distinguish these various references and ensure that your disclosure is consistent with your escrow agreement. As examples only, it is unclear when, how, and who will make the determination that the offering is completed as it relates to your statement that, “no funds shall be released to Charlotte Capital Corp. until such a time as offering is completed which release shall be limited to 10% of the proceeds.” Further, in the last sentence of the second paragraph on your cover page, you state that the offering may terminate on the earlier of certain occurrences that you specify; however, these occurrences do not appear consistent with the terms of your escrow agreement, including Section 3(vii) thereof.

Revised for consistency.

10. You state that you shall have the right, in your sole discretion, to extend the initial offering period an additional 180 days; however, this does not appear consistent with the terms of your escrow agreement. Please review and revise your disclosure to address this discrepancy.

Revised for consistency.

11. You indicate that the shares held by Ms. Anderson will be placed into the escrow account along with the proceeds from any sale by Ms. Anderson. On page 19, you state that each shareholder has agreed to place her respective stock certificate with your legal counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Please review and revise your disclosure to address this discrepancy.

Deleted for consistency.

12. We note that if the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. Please tell us how this statement is consistent with Section 5 of the escrow agreement filed as Exhibit 99a, which provides that the escrow agent will receive a fee of $1,500, “$750 of which shall be paid by the registrant at the opening of escrow and the remainder of which fee shall be paid after the close of the offering” and that “all hard costs (wire fees, etc.) shall be deducted from disbursements.” Revise your filing and/or escrow agreement as appropriate to ensure that they consistently and accurately address the deposit and release of funds in the escrow account.

Revised to disclose that in the event the subscription funds are returned to investors, all escrow fees shall be borne by Charlotte.

13. You indicate that investors who do not reconfirm their investment will receive their “pro rata portion of the deposited funds (plus interest).” Yet, elsewhere in your registration statement, including on page 3, you state that no subscriber shall receive interest on the deposited funds. Further, the above-quoted language does not appear to contemplate the fact that 10% of the deposited funds may not be available to the investors, as the company is entitled to that amount upon completion of the offering. Please revise to clarify, if accurate, that no interest will be payable to investors and that up to 10% of the deposited funds may be released to the company in accordance with Rule 419 and as such will not be available to nonconfirming investors. This comment also applies to your disclosure on page 6 regarding “The Offering.”

Revised to clarify that no interest will be payable to investors and that up to 10% of the deposited funds may be released to the company in accordance with Rule 419 and as such will not be available to nonconfirming investors and also that the escrow account is non interest bearing so no interest will be paid.

14. You refer readers to the section entitled “Risk Factors” on page 9, but your risk factor disclosure begins on page 8. Please revise as appropriate. Refer to Item 501(b)(5) of Regulation S-K.

Revised to page 8.

15. The table presented on this page indicates that 8 cents per share sold in the offering will be applied to underwriting discounts and commissions. Please revise the amounts set forth as proceeds to the company accordingly to reflect these deductions from the gross proceeds.

Proceeds to the company revised to reflect this 8% commission.

Summary Information and Risk Factors, page 5

16. Please consider expanding the discussion under the subheading “Rights and Protections Under Rule 419” to provide an overview of such rights and protections afforded to investors. For example, consider describing briefly the rights and protections available to investors in the event the company executes an agreement for an acquisition meeting the requirements of Rule 419, as well as those available in the event that the company has not consummated an acquisition meeting such requirements within the prescribed time period.

Additional Disclosure added.

17. The following statement in unclear: “The net proceeds of this offering will be placed in an escrow account until the completion of a merger or acquisition as detailed herein other than up to 10% of the proceeds may [sic] be released to the company in accordance with Rule 419 following completion of the offering, which is expected to occur prior to entry into an acquisition agreement.” Revise to explain briefly your reference to net proceeds, and to avoid suggesting that the offering will necessarily be completed. As previously noted, please also ensure that you clearly and consistently disclose whether the 10% of net proceeds may be released to the company when the minimum number of shares (250,000) is sold or when the offering is closed.

Revised to clarify the reference to net proceeds, and to avoid suggesting that the offering will necessarily be completed and for consistency.

18. Your statement, “In order to provide assurances that no trading will occur in the Company’s securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated,” is unclear. Revise to state where your current shareholder has agreed to place her certificate(s); clarify the terms of the relevant agreement; and tell us what consideration you have given to filing such agreement, either written or oral, with your registration statement. Revise to describe more fully the procedures you have established to preclude any sale of your securities prior to closing of a merger or acquisition.

This reference has been deleted as the escrow has replaced these procedures.

The Offering, page 6

19. You state in the first sentence of the second paragraph in this section that all subscription funds will be held in escrow “pending the achievement of the Minimum Offering,” after which no funds shall be released to you until such a time as the “escrow conditions” are met, except for the 10% that may be released upon completion of the offering. Please explain or revise the reference to the achievement of the minimum offering, as it is unclear what, if any, event is triggered by this occurrence. We note also that you refer investors to your Plan of Distribution section. However, your disclosure in the Plan of Distribution section beginning on page 14 does not clearly identify the escrow conditions that to which you refer. Revise to ensure that the escrow conditions are clearly identified here and/or on page 14 of your disclosure.

Revised to clarify that the 10% may not be released until the achievement of the minimum offering.

Risk Factors, page 8

20. The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business. As examples only, the following captions merely state a condition about your business without highlighting for investors the risks associated with each:

•

“Shares eligible for future sale may increase the supply of shares on the market,” page 12; and

•

“Subscriptions irrevocable,” page 12.

Please expand your disclosure to ensure that each of your headings adequately describes the specific risk or risks that you are discussing in the text. In this regard, please consider using complete sentences as risk factor headings.

Headings revised.

“Potential Conflicts of Interest May Result in Loss of Business,” page 8

21. Your statement, “Davis has no experience related to public company management” does not appear to relate to this offering. Please revise or advise.

Revised to state Anderson.

“Rule 419 Limitations May Limit Business Combinations,” page 8

22. We are unable to locate the risk factor entitled “Conflicts of Interest” to which you refer. Please revise or advise.

Reference deleted.

Use of Proceeds, page 13

23. Please clarify how you intend to use the proceeds of this offering and explain the order of priority depending on the number of shares sold in the offering. Ensure that your related disclosure is consistent throughout the filing. Here, you state that you will use the proceeds for working capital, yet elsewhere you state that you will use the funds to effectuate a merger or acquisition. Your disclosure should address the amount of funds necessary to accomplish each identified use. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Revised to clarify that since the sole business plan is to effectuate a merger or acquisition, working capital references only costs of effectuating a merger or acquisition.

24. We note that your disclosure in this section does not take into account underwriting discounts and commissions, which you indicate on page 3 will equal 8 cents per share. Please revise your use of proceeds discussion to reflect the net proceeds to the company after such discounts and commissions.

Revised to disclose the commission of 8 percent.

Dilution, page 13

25. Please provide the calculations to support the book value per share after the offering assuming the minimum numbers of shares are sold in this offering.

Minimum offering book value per share revised.

Plan of Distribution, page 14

26. Further to comment 4 above, please revise this section to provide the disclosure called for by Item 508 of Regulation S-K with respect to Underhill’s participation in the offering. In this regard, if Underhill is an underwriter, state briefly the nature of its obligations under the sales agent agreement, and provide a table showing the commission and discounts applicable to the shares sold by Underhill. The table must show the separate amounts to be paid by the company and the selling shareholder. Refer to paragraphs (a) and (e) of Item 508.

Table included.

27. You state that there is no written agreement for Ms. Anderson to sell all of the shares of the new issue on behalf of the company (1,000,000 shares) prior to selling the 8,000,000 shares held by her and that her agreement to that effect is not enforceable. Please tell us how these statements are consistent with Section 1 of the escrow agreement, which states that Ms. Anderson shall sell her shares only after Charlotte Capital Corp., Inc. has sold at least the minimum number of shares in its offering. Please review and revise your disclosure to address this discrepancy.

Statements deleted for consistency with the escrow agreement.

28. Please clarify your reference to Charlotte Acquisition IV on page 16.

Typo revised to state Charlotte Capital Corp.

29. You state that any subscription rejected will be returned to the subscriber within 5 business days of the rejection date. However, this language does not appear in the terms of your subscription agreement. Please advise or revise accordingly.

Disclosure added to subscription.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Opportunities, page 23

30. You state that your sole officer and shareholder has verbally agreed that she will advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition. It appears that she has further agreed that such advances will be made interest free without the expectation of repayment. It appears this agreement constitutes an oral contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the contract were in writing. Please therefore provide a written description of the agreement, including any agreed upon payment terms, and file it as an exhibit to the registration statement. Refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Exhibit attached.

Directors, Executive Officers, Promoters and Control Persons, page 24

31. Please disclose the specific experience, qualifications, attributes or skills of your sole director that led to the conclusion that she should serve as a director. Refer to Item 401(e) of Regulation S-K.

Disclosure that Ms. Anderson has no specific experience, qualifications, attributes or skills to perform as a director of a blank check company.

32. Include the disclosure responsive to Item 407(a) of Regulation S-K.

Lack of Director Independence Disclosure added.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

33. On the top of page 25, you state that your officer and director will offer the securities on the same basis as any other blank check company in which she is involved and to the same group of intended shareholders. Tell us and disclose the names of the other blank check companies to which you are referring. Revise Ms. Anderson’s biographical information, as well as corresponding risk factor disclosure, to reflect her involvement with these entities. Further, clarify what “business pursuits” you are referring to in the statement, “Our officer and director is not a full time employee of our company and is actively involved in other business pursuits” also on page 25.

Ms. Anderson is not involved in any other blank check companies and the disclosure has been revised accordingly.

34. Further, if Ms. Anderson does not have any experience identifying acquisition candidates for blank check companies, please revise your disclosure to state that clearly. Make similar revisions throughout the prospectus, as appropriate. Disclosure regarding Ms. Anderson’s level of expertise should be clear and unambiguous.

Revised to disclose Ms. Anderson’s lack of experience.

Reports to Security Holders, page 27

35. We note your statement that you intend to file a Form 8-A upon effectiveness of the registration statement. Please clarify if you intend to file the Form 8-A concurrently with the Form S-1. Refer to General Instruction A(D)(2) of Form 8-A. If you do not plan to make these filings concurrently, please revise your statement that after the offering, you will file periodic and current reports to maintain your fully reporting status. If you do not file the Form 8-A at the same time as the Form S-1, you will not be a fully reporting company upon effectiveness of the Form S-1. Explain that unless you register a class of securities under Section 12(g) of the Exchange Act in connection with the pending S-1, you will only be required to comply with the limited periodic reporting obligations required by Section 13(a) of the Exchange Act. This comment also applies to the disclosure on page 21 stating that you are “filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company,” which suggests that you will become a fully-reporting company immediately upon effectiveness of your Form S-1 registration statement.

Revised to disclose that the Form 8-A is being filed concurrently with this registration statement.

Part II: Information Not Required in Prospectus

Item 14-Indemnification of Directors and Officers, page II-1

36. You state that you will indemnify your officers and directors to the fullest extent permitted by Delaware law. Please revise to explain in materially complete detail the scope of indemnification to which you are obligated by virtue of the interaction of the terms of the articles of incorporation and Delaware law. Refer to Item 702 of Regulation S-K.

Delaware indemnity disclosure added.

Item 16—Exhibits and Financial Statement Schedules, page II-2

37. Please file the legality opinion of Harold Gewerter, Esq., or a form thereof, with your next amendment.

Exhibit attached.

Notes to Financial Statements

Note E. Subsequent Event, page F-10

38. Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Updated the notes for the subsequent events as following:

The Company evaluated all events or transactions that occurred after February 28, 2011 through the date of this Annual Report.  The Company determined that it did not have any other subsequent events through May 20, 2011, which is the date the financial statements were issued, requiring recording or disclosure in the financial statements for the year ended February 28, 2011.

Very truly yours,

/s/ Nichole Anderson

Nichole Anderson, President

Charlotte Capital Corp.